200 W. Forsyth Street, 7th Floor
Jacksonville, FL 32202

FRP Holdings, Inc.

2021 Annual Meeting of Shareholders

RULES FOR CONDUCT

Welcome to the 2021 Annual Meeting of Shareholders of FRP Holdings, Inc. (the “2021 Meeting”). To ensure a fair and orderly meeting, participants are required to honor the following Rules for Conduct:

1)	The Chairman of the 2021 Meeting is entitled to prescribe the rules for conduct for the 2021 Meeting.
2)	The only business to be conducted at the 2021 Meeting are the matters set forth in the Notice of Annual Meeting of Shareholders to be Held May 3, 2021 and Proxy Statement dated March 25, 2021. The Agenda indicates the order in which matters will be presented at the 2021 Meeting.
3)	Only shareholders of record as of the close of business on March 24, 2021, or those who hold a legal proxy for the 2021 Meeting, may vote at the 2021 Meeting. Shareholders or holders of valid proxies who plan to vote at the meeting should submit proof of ownership and/or documentation of the proxy prior to commencement of the meeting to the following email address: annualmeeting@frpdev.com.
4)	Questions and comments are welcome from all shareholders. However, conducting the business set out in the Agenda for the benefit of all shareholders will be paramount. The Company does not intend to address any questions that are, among other things:

• not pertinent to the business of the Company or to the business of the 2021 Meeting;

• related to personal grievances;

• derogatory references to individuals or that are otherwise in bad taste;

• repetitious statements already made by another shareholder;

• a matter of individual concern that is not a matter of interest to shareholders generally; or

• out of order or not otherwise suitable for the conduct of the 2021 Meeting as determined by the Chairman or Secretary in their reasonable judgment.

5)	Questions or comments should be submitted prior to commencement of the meeting to the following email address: annualmeeting@frpdev.com.
6)	Please keep questions succinct and covering only one topic per question. Questions from multiple shareholders on the same topic or that are otherwise related may be grouped, summarized and answered together.
7)	Questions or comments unrelated to the 2021 Meeting or of individual concerns rather than of concern to shareholders should be addressed separately from the annual meeting. Shareholders also will have the opportunity to ask questions during the Company’s conference call regarding first quarter earnings.
8)	In the event of disorder, technical malfunction, or other significant problem that disrupts the meeting, the Chairman may adjourn, recess, or expedite the 2021 Meeting or take such other action that the Chairman determines is appropriate in light of the circumstances.
9)	Recording of the 2021 Meeting is prohibited. A replay of the webcast will be available on the Company’s website approximately 24 hours following the close of the 2021 Meeting and will be available until approximately June 6, 2021.

We appreciate your participation. Your fellow shareholders will appreciate your courtesy in observing these procedures. The Company encourages shareholders to submit proxies in advance of the Annual Meeting by following the instructions provided in the Notice of Annual Meeting of Shareholders filed with the Securities Exchange Commission on March 25, 2021.

FRP Holdings, Inc.

2021 Annual Meeting of Shareholders

AGENDA

1)	Call to order – John D. Baker II
2)	Report on the mailing of the notice of the meeting and the presence of a quorum – John D. Milton, Jr.
3)	Matters of business for shareholder consideration – John D. Baker II
•	Director election proposal
•	Auditor proposal
•	Compensation proposal
4)	Closing of the online voting polls – John D. Baker II
5)	President’s report – David H. deVilliers, Jr.
6)	Q&A – John D. Baker II
7)	Announcing of the results of the vote – John D. Baker II
8)	Adjourning of the meeting – John D. Baker II
9)	Additional Q&A – John D. Baker II